SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                               (Amendment No. 11)

                   Under the Securities Exchange Act of 1934*

                            MICRO THERAPEUTICS, INC.
                            ------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    59500W100
                                    ---------
                                 (CUSIP Number)
                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 4, 2005
                                  -------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 2 of 13 pages
-------------------                                           ------------------
------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Micro Investment, LLC
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             N/A
------------ -------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e) [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------- ----- ----------------------------------------------------
                         7  SOLE VOTING POWER

                            -0-

      NUMBER OF        ----- ---------------------------------------------------
        SHARES           8  SHARED VOTING POWER
     BENEFICIALLY
        OWNED                24,336,759
          BY          ----- ----------------------------------------------------
         EACH            9  SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH            -0-
                      ----- ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            24,336,759
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,336,759
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions) [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              50.3%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 3 of 13 pages
-------------------                                           ------------------
------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Warburg, Pincus Equity Partners, L.P. - I.R.S. #13-3986317
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             N/A
------------ -------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e) [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------- ----- ----------------------------------------------------
                         7  SOLE VOTING POWER

                            -0-

      NUMBER OF        ----- ---------------------------------------------------
        SHARES           8  SHARED VOTING POWER
     BENEFICIALLY
        OWNED                34,041,578
          BY          ----- ----------------------------------------------------
         EACH            9  SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH            -0-
                      ----- ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            34,041,578
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              34,041,578
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions) [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              70.3%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 4 of 13 pages
-------------------                                           ------------------
------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Warburg Pincus & Co. - I.R.S. #13-6358475
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             N/A
------------ -------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e) [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
--------------------- ----- ----------------------------------------------------
                         7  SOLE VOTING POWER

                            -0-

      NUMBER OF        ----- ---------------------------------------------------
        SHARES           8  SHARED VOTING POWER
     BENEFICIALLY
        OWNED                34,041,578
          BY          ----- ----------------------------------------------------
         EACH            9  SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH            -0-
                      ----- ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            34,041,578
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              34,041,578
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions) [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              70.3%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 5 of 13 pages
-------------------                                           ------------------
------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Warburg Pincus LLC - I.R.S. #13-3536050
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             N/A
------------ -------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e) [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
--------------------- ----- ----------------------------------------------------
                         7  SOLE VOTING POWER

                            -0-

      NUMBER OF        ----- ---------------------------------------------------
        SHARES           8  SHARED VOTING POWER
     BENEFICIALLY
        OWNED                34,041,578
          BY          ----- ----------------------------------------------------
         EACH            9  SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH            -0-
                      ----- ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            34,041,578
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              34,041,578
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions) [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              70.3%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 6 of 13 pages
-------------------                                           ------------------
------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Warburg Pincus Partners LLC - I.R.S. #13-4069737
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             N/A
------------ -------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e) [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
--------------------- ----- ----------------------------------------------------
                         7  SOLE VOTING POWER

                            -0-

      NUMBER OF        ----- ---------------------------------------------------
        SHARES           8  SHARED VOTING POWER
     BENEFICIALLY
        OWNED                34,041,578
          BY          ----- ----------------------------------------------------
         EACH            9  SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH            -0-
                      ----- ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            34,041,578
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              34,041,578
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions) [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              70.3%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 7 of 13 pages
-------------------                                           ------------------
------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             ev3 LLC
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             N/A
------------ -------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e) [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------- ----- ----------------------------------------------------
                         7  SOLE VOTING POWER

                            -0-

      NUMBER OF        ----- ---------------------------------------------------
        SHARES           8  SHARED VOTING POWER
     BENEFICIALLY
        OWNED                34,041,578
          BY          ----- ----------------------------------------------------
         EACH            9  SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH            -0-
                      ----- ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            34,041,578
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              34,041,578
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions) [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              70.3%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

     This Amendment No. 11 amends the Schedule 13D originally filed on June 5, 2001, as amended by Amendment No. 1, filed on June 21, 2001, as further amended by Amendment No. 2, filed on July 27, 2001, as further amended by Amendment No. 3, filed on September 6, 2002, as further amended by Amendment No. 4, filed on October 2, 2002, as further amended by Amendment No. 5, filed on February 21, 2003, as further amended by Amendment No. 6, filed on September 3, 2003, as further amended by Amendment No. 7, filed on December 8, 2003, as further amended by Amendment No. 8, filed on February 3, 2004, as further amended by Amendment No. 9, filed on June 29, 2004 and as further amended by Amendment No. 10, filed on August 19, 2004 (as so amended, the "Original 13D"), on behalf of ev3 LLC, a Delaware limited liability company ("ev3 LLC"), Micro Investment, LLC, a Delaware limited liability company ("Micro LLC"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg Pincus & Co., a New York general partnership ("WP"), and, with respect to this Amendment No. 11 to the Original 13D, Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC" and together with WPEP, WP LLC, and WP, the "Warburg Pincus Reporting Persons"). This Amendment No. 11 to the Original 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Micro Therapeutics, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Original 13D. ev3 LLC, Micro LLC and the Warburg Pincus Reporting Persons are hereinafter collectively referred to as the "Reporting Persons." This Amendment No. 11 to the Original 13D adds WPP LLC as a "Reporting Person."

Item 2.  Identity and Background.

     Items 2(a) and (c) are hereby amended by supplementing the information with respect to each of the Warburg Pincus Reporting Persons with the following:

     (a) The sole general partner of WPEP is WPP LLC. WP is the sole managing member of WPP LLC. WP LLC manages WPEP.

     (c) The principal business of WPEP is that of making private equity and related investments. The principal business of WPP LLC is acting as sole general partner of WPEP and several other related partnerships. The principal business of WP is acting the managing member of WPP LLC. The principal business of WP LLC is acting as manager of WPEP and several other related partnerships.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Original 13D is hereby amended by adding the following paragraphs at the end of the discussion:

     Pursuant to a Contribution and Exchange Agreement (the "Contribution Agreement"), dated as of April 4, 2005, by and among WPEP and the other investors named therein (the "Contributors"), the Company, ev3 LLC and ev3 Inc., a Delaware corporation ("ev3 Inc."), the Contributors have agreed, upon the terms and subject to the conditions set forth in the Contribution Agreement, to contribute (the "Contribution") to ev3 LLC an aggregate of 9,704,819 shares of Common Stock collectively owned by them, including 7,593,384 shares owned by WPEP. The Contribution Agreement was entered into in connection with certain reorganization transactions relating to the proposed initial public offering of common stock, par value $0.01 per share, of ev3 Inc. (the "IPO"). Subject to the terms and conditions set forth in the Contribution Agreement, the Contribution will take place within two business days of the date on which a registration statement containing the range of estimated IPO prices and the ratio of reverse stock split contemplated in connection with the IPO is first filed by ev3 Inc. with the Securities and Exchange Commission. Upon the closing of the Contribution, each Contributor will receive a number of common membership units of ev3 LLC determined by a formula set forth in the Contribution Agreement.

     Concurrent with the execution and delivery of the Contribution Agreement, WPEP, ev3 Inc. and certain other investors in the Company entered into a Corporate Opportunity Agreement, dated as of April 4, 2005 (the "Corporate Opportunity Agreement"). Pursuant to the Corporate Opportunity Agreement, WPEP has agreed that, until WPEP and certain other investors in the Company collectively beneficially own less than 10% of the common stock of ev3 Inc. or if the Corporate Opportunity Agreement is earlier terminated by the parties thereto, WPEP will forward any financing requests received from the Company to ev3 Inc. so that ev3 Inc. may have thirty days (subject to extension upon certain circumstances) to negotiate with the Company to provide the financing requested by the Company. Additionally, WPEP has agreed that before it makes any financial investment in the Company, ev3 Inc. shall have the right of first refusal to pursue a financial investment in the Company on the same proposed terms on which WPEP was prepared to invest in the Company.

     A copy of the Contribution Agreement is filed as Exhibit 1 hereto. A copy of the Corporate Opportunity Agreement is filed as Exhibit 2 hereto. The Contribution Agreement and the Corporate Opportunity Agreement are incorporated herein by reference and the foregoing summary of the Contribution Agreement and the Corporate Opportunity Agreement is qualified in its entirety by reference to those exhibits.

Item 4.  Purpose of Transaction.

     Item 4 of the Original 13D is hereby amended by adding the following paragraph at the end of the discussion:

     The Contribution Agreement was entered into by the Company, ev3 LLC, ev3 Inc. and the Contributors in connection with a reorganization that is being effected by, among others, ev3 Inc. and the Contributors in connection with the initial public offering of common stock, par value $0.01 per share, of ev3 Inc. Upon the closing of the Contribution, the Contributors will contribute an aggregate of 9,704,819 shares of Common Stock to ev3 LLC in exchange for the number of common membership units of ev3 LLC determined by a formula set forth in the Contribution Agreement.

Item 5.  Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) are hereby amended and restated in their entirety to read as follows:

     (a) As of April 4, 2005, (i) ev3 LLC may be deemed to beneficially own 34,041,578 shares of Common Stock, representing 70.3% of the outstanding Common Stock, (ii) Micro LLC may be deemed to beneficially own 24,336,759 shares of Common Stock, representing 50.3% of the outstanding Common Stock, and (iii) the

Warburg Pincus Reporting Persons may be deemed to beneficially own 34,041,578 shares of Common Stock, representing 70.3% of the outstanding Common Stock. The foregoing percentages for ev3 LLC, Micro LLC and the Warburg Pincus Reporting Persons were calculated by dividing (a) the shares of Common Stock each of ev3 LLC, Micro LLC and the Warburg Pincus Reporting Persons may be deemed to beneficially own by (b) the 48,427,305 shares of Common Stock outstanding as of March 23, 2005, as represented by the Company in its Form 10-KSB for the year ended December 31, 2004. By reason of their respective relationships with ev3 LLC and each other, each of the Warburg Pincus Reporting Persons may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the shares of Common Stock that ev3 LLC owns. By reason of its ownership of Micro LLC, ev3 LLC may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the shares of Common Stock that Micro LLC owns.

     (b) Each of ev3 LLC and Micro LLC share the power to vote or to direct the vote and to dispose or to direct the disposition of the 24,336,759 shares of Common Stock owned directly by Micro LLC. Each of the Warburg Pincus Reporting Persons shares with ev3 LLC the power to vote or to direct the vote and to dispose or to direct the disposition of 34,041,578 shares of Common Stock ev3 LLC may be deemed to beneficially own. Each of the Warburg Pincus Reporting Persons shares with the other Warburg Pincus Reporting Persons, the power to vote or to direct the vote and to dispose or to direct the disposition of all of the shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

     (c) Other than the acquisition of beneficial ownership of 9,704,819 shares of Common Stock by ev3 LLC on April 4, 2005 pursuant to the Contribution Agreement, no transactions in the Common Stock were effected during the past sixty days by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I, Schedule II or in Item 2(d) hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Original 13D is hereby amended to add the following:

     As described in Item 3 hereto, the Company, ev3 LLC, ev3 Inc., WPEP and certain other investors party thereto have entered into the Contribution Agreement. The information set forth in Item 3 with respect to the Contribution Agreement is incorporated into this Item 6 by reference.

     As described in Item 3 hereto, WPEP, ev3 Inc. and certain other investors in the Company have entered into the Corporate Opportunity Agreement. The information set forth in Item 3 with respect to the Corporate Opportunity Agreement is incorporated into this Item 6 by reference.

Item 7.  Material to Be Filed as Exhibits.

     Exhibit 1. Contribution and Exchange Agreement, dated as of April 4, 2005, by and among the Company, ev3 LLC, ev3 Inc., WPEP and the other investors party thereto.

     Exhibit 2. Corporate Opportunity Agreement, dated as of April 4, 2005, by and among WPEP, ev3 Inc. and certain other parties thereto.

     Exhibit 3. Second Amended and Restated Joint Filing Agreement, dated as of April 4, 2005, among ev3 LLC, Micro LLC, ev3 Inc. and the Warburg Pincus Reporting Persons.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  April 5, 2005                   EV3 LLC

                                        By:  /s/ James M. Corbett
                                            ------------------------------------
                                             Name:   James M. Corbett
                                             Title:  President and Chief
                                                     Executive Officer


Dated:  April 5, 2005                   MICRO INVESTMENT, LLC
                                             By:  ev3 LLC, Managing Member

                                        By:  /s/ James M. Corbett
                                            ------------------------------------
                                             Name:   James M. Corbett
                                             Title:  President and Chief
                                                     Executive Officer


Dated:  April 5, 2005                   WARBURG, PINCUS EQUITY PARTNERS, L.P.
                                             By:  Warburg Pincus Partners LLC,
                                                  its General Partner

                                                  By:  Warburg Pincus & Co.,
                                                       its Managing Member

                                        By:  /s/ Sean D. Carney
                                            ------------------------------------
                                             Name:   Sean D. Carney
                                             Title:  Partner


Dated:  April 5, 2005                   WARBURG PINCUS & CO.

                                        By:  /s/ Sean D. Carney
                                            ------------------------------------
                                             Name:   Sean D. Carney
                                             Title:  Partner

Dated:  April 5, 2005                   WARBURG PINCUS LLC

                                        By:  /s/ Sean D. Carney
                                            ------------------------------------
                                             Name:   Sean D. Carney
                                             Title:  Member


Dated:  April 5, 2005                   WARBURG PINCUS PARTNERS LLC
                                             By:  Warburg Pincus & Co.,
                                                  its Managing Member

                                        By:  /s/ Sean D. Carney
                                            ------------------------------------
                                             Name:   Sean D. Carney
                                             Title:  Partner